UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

eHi Car Services Limited

(Name of Issuer)

Class A common shares, par value $0.001 per share

(Title of Class of Securities)

26853A100(1)

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (”Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

__________________________________

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Class A common shares of the Issuer.

CUSIP NO.:          26853A100

(1)	NAME OF REPORTING PERSONS
CDH Car Rental Service Limited (“CDH Car”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
10,899,211 Class B Shares (See Item 4)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
10,899,211 Class B Shares (See Item 4)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,899,211 Class B Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.5%[1]
(12)	TYPE OF REPORTING PERSON
CO

1 As a percentage of 114,379,243 common shares of the Issuer, comprised of 28,333,332 Class A common shares of the Issuer (“Class A Shares”) and 86,045,911 Class B common shares of the Issuer (“Class B Shares”) issued and outstanding as of December 31, 2014. Each Class B Share is convertible into one Class A Share at any time but the Class A Shares are not convertible into Class B Shares under any circumstances. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes. The voting power of the common shares beneficially owned by the reporting person represents 12.3% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

CUSIP NO.:          26853A100

(1)	NAME OF REPORTING PERSONS
CDH Venture Partners II, L.P. (“CDH Venture”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
10,899,211 Class B Shares (See Item 4)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
10,899,211 Class B Shares (See Item 4)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,899,211 Class B Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.5%[1]
(12)	TYPE OF REPORTING PERSON
PN

1 As a percentage of 114,379,243 common shares of the Issuer, comprised of 28,333,332 Class A Shares and 86,045,911 Class B Shares issued and outstanding as of December 31, 2014. Each Class B Share is convertible into one Class A Share at any time but the Class A Shares are not convertible into Class B Shares under any circumstances. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes. The voting power of the common shares beneficially owned by the reporting person represents 12.3% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

CUSIP NO.:          26853A100

(1)	NAME OF REPORTING PERSONS
CDH Venture GP II Company Limited (“CDH GP”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
10,899,211 Class B Shares (See Item 4)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
10,899,211 Class B Shares (See Item 4)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,899,211 Class B Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.5%[1]
(12)	TYPE OF REPORTING PERSON
CO

1 As a percentage of 114,379,243 common shares of the Issuer, comprised of 28,333,332 Class A Shares and 86,045,911 Class B Shares issued and outstanding as of December 31, 2014. Each Class B Share is convertible into one Class A Share at any time but the Class A Shares are not convertible into Class B Shares under any circumstances. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes. The voting power of the common shares beneficially owned by the reporting person represents 12.3% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

Item 1(a).	Name of Issuer:

eHi Car Services Limited (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

Unit 12/F, Building No. 5, Guosheng Center
388 Daduhe Road
Shanghai 200062
People’s Republic of China

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by and on behalf of:

(a) CDH Car Rental Service Limited;
(b) CDH Venture Partners II, L.P.; and
(c) CDH Venture GP II Company Limited.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For CDH Car:

Kingston Chambers
P.O. Box 173, Road Town, Tortola
British Virgin Islands

For CDH Venture:

Ugland House, P.O. Box 309GT
George Town, Grand Cayman
Grand Cayman, KY1-1104
Cayman Islands

For CDH GP:

Ugland House, P.O. Box 309GT
George Town, Grand Cayman
Grand Cayman, KY1-1104
Cayman Islands

Item 2(c).	Citizenship:

CDH Car is a British Virgin Islands company.

CDH Venture is a Cayman Islands limited liability partnership.

CDH GP is a Cayman Islands company.

Item 2(d).	Title of Class of Securities:

Class A common shares of the Issuer, par value US$0.001 per share.

The Issuer’s common shares consist of Class A Shares and Class B Shares. Holders of Class A Shares and Class B Shares have the same rights except for voting and conversion rights. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes and is convertible into one Class A Share at any time. Class A common shares are not convertible into Class B Shares under any circumstances.

Item 2(e).	CUSIP Number:

26853A100 (American depositary shares of the Issuer)

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership:

The following table sets forth the beneficial ownership of the common shares of the Issuer by each of the reporting persons as of December 31, 2014:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class(1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
CDH Car	10,899,211(2)	9.5%(3)	10,899,211	0	10,899,211	0
CDH Venture	10,899,211(2)	9.5%(3)	10,899,211	0	10,899,211	0
CDH GP	10,899,211(2)	9.5%(3)	10,899,211	0	10,899,211	0

(1)	As a percentage of 114,379,243 common shares of the Issuer, comprised of 28,333,332 Class A Shares and 86,045,911 Class B Shares.

(2)	Represents (i) 10,799,211 Class B Shares held by CDH Car, and (ii) 100,000 Class B Shares issuable upon exercise of options within 60 days from December 31, 2014, which options are held by CDH Car. CDH Car is 100% owned by CDH Venture, whose general partner is CDH GP. CDH Venture and CDH GP may also be deemed to have the sole voting power and sole dispositive power with respect to the common shares of the Issuer held by CDH Car. The voting and investment power of the Issuer’s common shares held by CDH Car is exercised by the investment committee of CDH GP, which consists of Yan Huang, William Hsu, Shuge Jiao and Shangzhi Wu. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Yan Huang, William Hsu, Shuge Jiao and Shangzhi Wu may be deemed to share beneficial ownership of the common shares of the Issuer directly held by CDH Car. Each of Yan Huang, William Hsu, Shuge Jiao and Shangzhi Wu disclaims the beneficial ownership of any of the common shares of the Issuer directly held by CDH Car, except to the extent of their pecuniary interests therein.

(3)	The voting power of the common shares beneficially owned by the reporting person represents 12.3% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

The members of this group are set forth as reporting persons on Schedule 13G.

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2015

CDH Car Rental Service Limited
By:	/s/ William Hsu
Name: William Hsu Title: Director

CDH Venture Partners II, L.P. By: CDH Venture GP II Company Limited, its general partner
By:	/s/ William Hsu
Name: William Hsu Title: Director

CDH Venture GP II Company Limited
By:	/s/ William Hsu
Name: William Hsu Title: Director

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A common shares, par value $0.001 per share, of eHi Car Services Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 12, 2015.

CDH Car Rental Service Limited
By:	/s/ William Hsu
Name: William Hsu Title: Director

CDH Venture Partners II, L.P. By: CDH Venture GP II Company Limited, its general partner
By:	/s/ William Hsu
Name: William Hsu Title: Director

CDH Venture GP II Company Limited
By:	/s/ William Hsu
Name: William Hsu Title: Director

[Signature Page to Joint Filing Agreement to Schedule 13G]